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                                                                    Exhibit 4.21


LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100


Ashanti Goldfields Company Limited
Gold House
Patrice Lumumba Road
Roman Ridge
PO Box 2665
Accra
Ghana ("Ashanti")                                                      [LOGO]

28 February 2003

Dear Sirs

Termination of Replacement Technical Services Agreement dated 14 March 1994 between Ashanti and Lonrho Plc (now Lonmin Plc) as amended (the "RTSA")

We hereby agree that the RTSA shall be terminated with effect from the date of your signing a duplicate copy of this letter and returning it to us (the "Termination Date"), without prejudice to any of the provisions of the RTSA which expressly relate to or survive the termination thereof.

We also agree that each party shall cease to have any rights or liabilities (save for any which have accrued prior to the Termination Date including, without limitation, payment for all and any Services (as defined in the RTSA) in respect of any Service provided to the other party up to (but not including) the Termination Date) under the RTSA with effect from and including the Termination Date in respect of termination thereof or otherwise. Save as set out in this paragraph, no payment shall be due from either of us to the other in respect of termination of the RTSA.

Please would you confirm your agreement to the terms of this letter by signing and returning to us the attached duplicate of this letter.

The terms of this letter shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this letter or any matter arising therefrom.

Yours faithfully

[ILLEGIBLE]

For and on behalf of
Lonmin Plc

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We hereby agree to the terms of the above letter.

Yours faithfully

[ILLEGIBLE]

For and on behalf of
Ashanti Goldfields Company Limited

Registered Office as above
Registered in England No 103002